OMB APPROVAL
                                    --------------------------------------------
                                    OMB Number:                    3235-0145
                                    Expires:                October 31, 2002
                                    Estimated average burden
                                    hours per response .....            14.9
                                    --------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                           Columbia Sportswear Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   198516 10 6
                ------------------------------------------------
                                 (CUSIP Number)

(12/31/01)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (3-00)                                         Page 1 of 6 pages

                                  Schedule 13G

CUSIP No. 872536 10 5                                          Page 2 of 6 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Timothy P. Boyle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
3

      SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           15,483,992
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         264,097
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           15,483,992
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                              264,097
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,747,089
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      40.1%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 6 pages

Item 1.     Issuer

      (a)   The name of the Issuer is Columbia Sportswear Company

      (b) The Issuer's principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.

Item 2.     Reporting Person and Security

      (a)   This Statement is filed by Mr. Timothy P. Boyle, an individual.

      (b) Mr. Boyle's business address is 14375 NW Science Park Drive, Portland, Oregon 97229.

      (c)   Mr. Boyle is a citizen of the United States of America.

      (d) This Statement relates to shares of Common Stock of Columbia Sportswear Company

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a) / / Broker or dealer registered under Section 15 of the Exchange Act;

      (b) / / Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

      (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

      (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

      (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If  this statement is filed pursuant to Rule 13d-1(c), check this box / /


SEC 1745 (3-00)                                         Page 3 of 6 pages

Item 4.     Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Boyle may be deemed to be the beneficial owner of a total of 15,747,089 shares of Issuer Common Stock. This amount includes (i) 263,680 shares held in trust, of which Mr. Boyle's wife is the trustee, for the benefit of his children; and (ii) 417 shares held in a trust for Mrs. Boyle, of which she is the trustee.

      (b) Mr. Boyle's beneficial ownership of Issuer Common Stock represented approximately 40.1% of the 39,247,505 issued and outstanding shares of such stock as of October 31, 2001, as reported in the Issuer's most recent quarterly report.

      (c) (i) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to vote or direct the vote of 15,483,992 shares.

            (ii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to vote or direct the vote of 264,097 shares.

            (iii) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has sole power to dispose or direct the disposition of 15,483,992 shares.

            (iv) Of the total amount of shares beneficially owned by Mr. Boyle, Mr. Boyle has shared power to dispose or direct the disposition of 264,097 shares.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.


SEC 1745 (3-00)                                         Page 4 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 2002
                                        ----------------------------------------
                                                                Date


                                        /s/ CARL DAVIS
                                        ----------------------------------------
                                                         for Timothy P. Boyle












































SEC 1745 (3-00)                                         Page 5 of 6 pages

                               POWER OF ATTORNEY
                               -----------------

                                 (Schedule 13G)


         KNOW ALL MEN BY THESE PRESENTS, that the undesigned, an officer, director and/or shareholder of Columbia Sportswear Company hereby constitutes and appoints Carl Davis and Patrick Anderson, or either of them, his or her true and lawful attorney and agent to execute in his name any and all Schedules 13G and any and all amendments thereto required to be filed pursuant to the Securities Exchange Act of 1934; and to file the same with the Securities and Exchange Commission and any applicable stock exchange; and the undersigned hereby ratifies and confirms that said attorney and agent shall do or cause to be done by virtue hereof.


DATED:  February 8, 2002




                                        /s/TIMOTHY P. BOYLE
                                        ---------------------------------
                                                  Timothy P. Boyle


































                                                        Page 6 of 6 pages